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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             REGENCY EQUITIES CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   0007588551
                                 (CUSIP Number)



                            Richard V. Sandler, Esq.
                                 Maron & Sandler
                                844 Moraga Drive
                          Los Angeles, California 90049
                                 (310) 440-5475


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Page 1 of 20 Pages
         Exhibit Index is on Page 7
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                                  SCHEDULE 13D

- -------------------------                                -----------------------
  CUSIP No. 0007588551                                        Page 2 of 20 Pages
- -------------------------                                -----------------------

- --------------------------------------------------------------------------------
        1    NAME OF PERSON
              RA PARTNERSHIP
- --------------------------------------------------------------------------------

        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
        3    SEC USE ONLY
- --------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
               PF
- --------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
              CALIFORNIA
- --------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                   9,408,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                                    --------------------------------------------
                                             8    SHARED VOTING POWER
                                                   0
                                    --------------------------------------------
                                             9    SOLE DISPOSITIVE POWER
                                                   9,408,000
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                   0
- --------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
              9,408,000
- --------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        / /
- --------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.8%
- --------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
              PN
- --------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 20 Pages
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                  This Amendment No. 2 to Schedule 13D restates and amends the
Statement on Schedule 13D filed August 2, 1983, and Amendment No. 1 thereto filed July 2, 1985 (the "Schedule 13D"), by RA Partnership, a California general partnership, relating to the Common Stock, par value $.01 per share, of Regency Equities Corp., a Delaware corporation.

                  This Amendment No. 2 to Schedule 13D is subject to the provisions of Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended, relating to the Securities and Exchange Commission's adopted electronic filing requirements. Pursuant to Rule 101(a)(2), since this amendment is the first amendment which the Reporting Person is filing electronically, the Reporting Person is required to restate the entire Schedule 13D.


ITEM 1.  SECURITY AND ISSUER

                  The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Shares") of Regency Equities Corp., a Delaware corporation (the "Company"). The principal executive office of the Company is 3660 Wilshire Boulevard, Suite 336, Los Angeles, California 90010.


ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c), (f) The name of the person filing this Amendment No. 2 to Schedule 13D is RA Partnership, a California general partnership (the "Reporting Person"). The principal business of the Reporting Person is general investments.

                  Michael R. Milken and Lori Milken, who are married, are the general partners of the Reporting Person. Each of the general partners is a United States citizen. Mr. Milken's present principal occupation is President of MC Group, the principal business of which is investments and strategic consulting. The address of MC Group is 844 Moraga Drive, Los Angeles, California 90049. Other than participating in charitable activities, Mrs. Milken is not employed.

                  The principal business address of the Reporting Person and each of its general partners is 844 Moraga Drive, Los Angeles, California 90049.

                  (d) and (e). During the last five years neither the Reporting Person nor any of the partners thereof has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The general partners of the Reporting Person used personal funds to originally acquire the Shares. The partners acquired such Shares as a result of an exchange offer made by the Company to the holders of its 7 1/2% Convertible Subordinated Debentures due January 1, 1992 ("Old Debentures"), pursuant to which $1,000 in principal amount of the Old Debentures was exchanged for (i) $1,000 principal amount of 7-1/2% Secured Convertible Subordinated Debentures due December 1, 1991 ("New Debentures") of the Company and (ii) 375 Shares of the Company. Prior to participating in the exchange offer, the Reporting Person held $1,536,000 in principal amount of the Old Debentures.

                               Page 3 of 20 Pages
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The Old Debentures were purchased by the Reporting Person on November 18, 1981 for an aggregate price of $725,760.

                  The Reporting Person filed Amendment No. 1 to Schedule 13D on July 2, 1985 and reported an increase, as of June 21, 1985, in the number of Shares beneficially owned by it. Such increase resulted from an exchange offer made by the Company to the holders of the 9% Secured Convertible Subordinated Debentures due December 31, 1991 ("Secured Debentures"), pursuant to which $1,000 in principal amount of the Secured Debentures was exchanged for 3,125 Shares of the Company. The Reporting Person obtained such additional Shares on June 21, 1985 by exercising rights granted by the Company to its shareholders to purchase up to seven additional Shares at $.32 a Share for each Share owned by such shareholder. As stated in Amendment No. 1 to Schedule 13D, the number of Shares beneficially owned by the Reporting Person as of the filing date was 9,408,000 Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person, together with Warren G. Lichtenstein, Lawrence Butler, Jack Howard, Ronald LaBow, Steel Partners II, LP, Richard Sandler, the Regency Shareholders Committee, Steel Partners II, LP, EJ Associates and other stockholders of the Company (the "Selling Stockholders"), have reached an agreement in principle ("Agreement In Principle") with First Lincoln Holdings, Inc. ("Lincoln") and Evergreen Acceptance Corporation ("Evergreen") to settle certain claims arising out of certain matters in connection with the solicitation of proxies for the 1995 Annual Meeting of Stockholders of the Company (the "Proxy Matters"). The proposed settlement, if consummated, would result in, among other things, (i) First Lincoln and Evergreen purchasing, for a price of $.05 per share, all shares of Common Stock owned by the Selling Stockholders, including, without limitation, all 9,408,000 Shares held by the Reporting Person (such Shares constituting all of the Shares held by the Reporting Person), (ii) the release by First Lincoln, Evergreen and the Company of all claims against the Selling Stockholders and certain related parties arising out of the Proxy Matters, (iii) a release by the Selling Stockholders of all claims of any nature against First Lincoln, Evergreen, and certain related parties and (iv) a release by certain of the Selling Stockholder, including the Reporting Person and EJ Associates, of all claims of any nature against the Company. In addition, under the Agreement In Principle, the Reporting Person would agree that it would not, during a period of ten years following consummation of the sale of the Shares to Evergreen, without the prior unanimous written consent of Evergreen and the Company, singly, as a partnership or as part of a group, directly or indirectly, through any subsidiary or affiliate, take certain actions with respect to the Company, its Shares or any other debt or equity securities of the Company or its affiliated entities. A copy of the current draft of the Stock Purchase Agreement proposed to be entered into by and among the foregoing parties in connection with the Agreement In Principle is attached as Exhibit 1 to this Amendment No. 2 to
Schedule 13D and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) - (b) The Reporting Person presently beneficially owns 9,408,000 Shares, which represents 10.8% of all Shares presently outstanding (based on 87,283,661 Shares outstanding at March 8, 1996 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
1995). All of such 9,408,000 Shares are held of record by the Reporting Person. The Reporting Person has the sole power to vote, or direct the vote, and to dispose or direct the disposition of, all such Shares. On May 13, 1996, the Reporting Person reached the Agreement In Principle described in Item 4, which description is hereby incorporated by reference into this Item 5. Upon consummation of the transactions contemplated by the Agreement In Principle, the Reporting Person will

                               Page 4 of 20 Pages
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no longer hold any Shares of the Company, and will no longer hold any power to vote, or direct the vote, or to dispose or direct the disposition of, any of such Shares.

                  EJ Associates, a California general partnership, is also a beneficial owner of Shares and has also reached the Agreement In Principle described in Item 4 to sell such Shares to Evergreen. One of the general partners of EJ Associates is Lowell J. Milken, who is the brother of Michael R. Milken, a general partner of the Reporting Person. The Reporting Person disclaims any group relationship with EJ Associates. Other than as set forth in the Agreement In Principle, the Reporting Person and EJ Associates have no agreement with respect to their respective interests in the Company, and each of their respective general partners makes his or her own investment decisions based upon his or her own best judgment.

                  (c) There have not been any transactions in Shares effected by or for the account of the Reporting Persons during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth in Item 4 and Item 5 above and the most recent draft of the Stock Purchase Agreement proposed to be entered into by the parties to the Agreement In Principle (a copy of which is attached as Exhibit 1 hereto) are incorporated by reference into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Draft Stock Purchase Agreement to be entered into by and among Evergreen Acceptance Corporation, a Delaware corporation, each of the persons set forth on Schedule 1 attached thereto, and Regency
                                   Equities Corp., a Delaware
                                   corporation.

                               Page 5 of 20 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1996                   RA PARTNERSHIP

                                       By: /s/ Michael R. Milken
                                           --------------------------
                                       Name:   Michael R. Milken
                                       Title: General Partner

                               Page 6 of 20 Pages
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                                  EXHIBIT INDEX


Exhibit 1 Draft of Stock Purchase Agreement to be entered into by and among Evergreen Acceptance Corporation, a Delaware corporation, each of the persons set forth on Schedule 1 attached thereto, and Regency Equities Corp., a Delaware corporation.



                               Page 7 of 20 Pages